EXHIBIT 2

                       ASHER B. EDELMAN & ASSOCIATES, LLC
                                717 FIFTH AVENUE
                              NEW YORK, N.Y. 10022

February 3rd, 2000

Board of Directors                        Via Fax: 949-261-6550
California Coastal Communities, Inc.      Via Mail
c/o Raymond J. Pacini
6 Executive Circle
Suite 250
Irvine, California 92614

Gentlemen,

      During the past years the Edelman Group has made an investment in the shares of California Coastal Communities, Inc. We have done extensive research on the value of the company's properties and spent considerable time thinking about how those values could be realized. In the process, we consulted with both real estate appraisers and independent counsel specializing in environmental issues. This work has re-emphasized for us both the values of the company's properties and the extraordinary difficulties in prompt realization of those values.

      Our team believes that we might best be able to contribute to the future of California Coastal Communities, Inc. through being represented on the Board of Directors. We are writing this letter in order to request that a representative of the Edelman Group be invited to join the Board. We would appreciate hearing back from the Board, as soon as is convenient, your views on the matter and what we might be able to do to assist you in reaching a positive conclusion.

Sincerely,


Asher B. Edelman


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